Exhibit 21.1

The following is a list of subsidiaries of Edwards Lifesciences Corporation, omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2025:

Legal Entity	State of Incorporation/ Formation	Country of Incorporation/ Formation
Edwards Lifesciences LLC	Delaware	U.S.
Edwards Lifesciences Holding, Inc.	Delaware	U.S.
Edwards Lifesciences (U.S.) Inc.	Delaware	U.S.
Edwards Lifesciences SAS		France
Edwards Lifesciences (Japan) LLC		Japan
Edwards Lifesciences Services GmbH		Germany
Edwards Lifesciences Limited		U.K.